Exhibit 97.1

CLAWBACK POLICY

Effective as of December 1, 2023

1. Introduction. The Compensation Committee (the “Committee”) of Iron Horse Acquisitions Corp. (the “Company”) has adopted this policy (the “Policy”) to provide for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (“Section 10D”) and Rule 5608 of The Nasdaq Stock Market (“Nasdaq”).

2. Administration. This Policy shall be administered by the Committee pursuant to authority delegated by the Company’s Board of Directors. Any determinations made by the Committee shall be final and binding.

3. Covered Executives. This Policy applies to the Company’s current and former executive officers, as determined by the Committee in accordance with Section 10D and the listing standards of Nasdaq (“Covered Executives”).

4. Recoupment; Accounting Restatement. If the Company is required to prepare an accounting restatement of its financial statements due to its material noncompliance with any financial reporting requirement under the securities laws, the Company will require reimbursement or forfeiture of any of the following received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement: any excess compensation that is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure (such as stock price, total shareholder return, revenue, income, earnings before interest, taxes, depreciation, and amortization, cash flows, working capital, and earnings per share), including the following: (a) annual bonuses and other short- and long-term cash incentives; (b) stock options; (c) stock appreciation rights; (d) restricted stock; (e) restricted stock units; (f) performance shares; or (g) performance units (all such compensation, whether or not excess, collectively, “Incentive Compensation”).

6. Excess Incentive Compensation: Amount Subject to Recovery. The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Committee. If the Committee cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

7. Method of Recoupment. The Committee will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder, which may include (a) requiring reimbursement of cash paid, (b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards, (c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive, (d) cancelling outstanding vested or unvested equity awards; and/or (e) taking any other remedial and recovery action permitted by law, as determined by the Committee.

8. No Indemnification. Notwithstanding anything to the contrary in the Company’s organizational documents or any contractual agreements of the Company, the Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

9. Interpretation. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D and any applicable rules or standards adopted by the U.S. Securities and Exchange Commission (the “SEC”) or Nasdaq.

10. Amendment; Termination. The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect any regulations adopted by the SEC under Section 10D and to comply with any rules or standards adopted by Nasdaq. The Committee may terminate this Policy at any time.

11. Other Recoupment Rights. This Policy is intended to be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

12. Impracticability. The Committee shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Committee in accordance with Rule 10D-1 of the Exchange Act and the listing standards of Nasdaq.

13. Successors. This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.